SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 07, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 7, 2008

TAM and Air Canada expand flight service between Brazilian
and Canadian cities

Bilateral agreement includes codesharing in both countries and benefits for members of frequent flier programs of both airlines

São Paulo, October 7, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and Air Canada, Canada’s largest airline and a founding member of the Star Alliance, announced today in São Paulo that they have reached an operational agreement for codesharing and the integration of their frequent flier programs, TAM Fidelidade and Aeroplan (Air Canada’s mileage plan).

The bilateral agreement will enable the two companies to expand services for customers traveling between Brazil and Canada, including more options for destinations in both countries and convenient connections to the main Brazilian and Canadian cities. The implementation of codesharing and the integration of the TAM Fidelidade and Aeroplan programs are scheduled for November, once the authorities in both countries have approved the partnership.

For Commander David Barioni Neto, President of TAM, the agreement with Air Canada contributes to the company’s strategy of expanding its operations abroad and consolidating its position as one of the principal airlines in the world aviation market. “We have an important commitment to our clients: to provide world-class service within the framework of our activities based on the three pillars: Service Excellence, Technical and Operational Excellence, and Excellence in the Management of the company,” states Barioni.

TAM's Vice President of Sales and Planning, Paulo Castello Branco, adds: “The agreement with Air Canada reinforces our strategy of establishing partnerships with the world’s main airlines and enables us to offer our customers a wide variety of destinations throughout all of North America.”

Montie Brewer, President and CEO of Air Canada, who was at today's ceremony announcing TAM’s entry into the Star Alliance, also spoke about codesharing. “Air Canada has the pleasure of initiating this relationship with TAM, the leader of Brazil’s market for commercial aviation. It will be of benefit to the customers of both airlines by facilitating greater access to the principal cities of Brazil, Canada and other countries,” he said. “As a founding member of the Star Alliance, we have witnessed the benefits that the Alliance has brought for international travelers, simplifying travel and expanding options for connections all over the world. We welcome the arrival of TAM as a member of the Star Alliance and are expanding for our customers the benefits they most appreciate.”

With the implementation of the bilateral agreement between Air Canada and TAM, the customers of both airlines will benefit from the simplification of plane reservations, convenient connections on a single airline ticket, and check-in of luggage through to the final destination. TAM passengers will also be able to take advantage of the benefits of flights between São Paulo and Toronto operated as a codeshare by Air Canada, as well as connections in Toronto to Vancouver, Calgary, Edmonton, Winnipeg, Montreal and Quebec. Passengers on Air Canada, in turn, will have access to six Brazilian cities -- Rio de Janeiro, Salvador, Recife, Belo Horizonte, Curitiba and Porto Alegre -- on codeshare flights offered by TAM departing from Guarulhos International Airport in São Paulo.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with a 54.2% market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

About Air Canada:
Montreal-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 170 destinations on five continents. Canada's flag carrier is the 14th largest commercial airline in the world and serves 34 million customers annually with a fleet consisting of 335 aircraft. Air Canada is a founding member of Star Alliance, providing the world's most comprehensive air transportation network.
Air Canada was ranked in 2007 as the “Best Airline in North America” for the second time in three years in an independent passenger survey of 14 million air travelers conducted by Skytrax. In addition, Air Canada was recently voted ‘Best Airline in North America’ and ‘Best Airline in Canada’ by the readers of Global Traveler magazine, and ‘Best Business Class in Canada’ by the readers of Business Traveler magazine.
In 2007, Air Canada was recognized by the editors of Air Transport World as the airline industry leader in market innovation, specifically for its success in implementing an innovative and transparent pricing structure, its effectiveness in using online technology to meet the needs of passengers and the renewal of its long-range fleet, which ensures its place as consistent market leader in onboard services among North American airlines.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 07, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.